FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")

Suite 501 - 543 Granville Street

Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

February 18, 2020

Item 3 News Release

A news release was disseminated on February 18, 2020 to the TSX Venture Exchange and various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

Metalla acquired a 2.0% net smelter return royalty (the "NSR") on future gold production from a portion of the La Fortuna deposit (the "Cantarito claim") and prospective exploration grounds forming part of the NuevaUnión project located in the Huasco Province in the Atacama region of Chile ("NuevaUnión"). NuevaUnión is jointly owned by Newmont Corporation ("Newmont") and Teck Resources Limited ("Teck"), and is one of the largest undeveloped copper-gold-molybdenum projects in the world.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Metalla acquired the 2% NSR on future gold production from the Cantarito claim and prospective exploration grounds forming part of NuevaUnión. NuevaUnión is jointly owned by Newmont and Teck, and is one of the largest undeveloped copper-gold-molybdenum projects in the world.

Metalla partnered with BatteryOne Royalty Corp. ("BatteryOne" and together with Metalla, the "Purchasers") to jointly purchase the NSR such that Metalla will be entitled to all payments under the NSR with respect to gold production, BatteryOne will be entitled to all payments under the NSR with respect to copper production, and all other payments under the NSR will be split evenly between the Purchasers. The total acquisition price will be US$8 million to be satisfied in cash and common shares of the Purchasers(the "Purchase Price"). Metalla has agreed to pay 25% of the Purchase Price and BatteryOne will pay 75% of the Purchase Price in proportion to the underlying commodity at the La Fortuna deposit. A total of US$3 million in cash was paid by the Purchasers on closing and the balance of the Purchase Price is US$1 million in cash that is payable in one year from the closing date and US$4 million that is payable equally in cash and common shares of the Purchasers upon the achievement of commercial production at the La Fortuna deposit (such common share price of the Purchasers to be calculated based on a 10-day volume weighted average price as of the date prior to issuance or cash in certain circumstances).

NUEVAUNIÓN(1)(2)

NuevaUnión is one of the largest undeveloped copper-gold-molybdenum projects in the Americas. The project is located in the Atacama region of Chile and is comprised of two orebodies, Relincho and La Fortuna, which are 40km apart. The two orebodies were combined to create NuevaUnión which is owned 50/50 by Teck and Newmont.

The NSR covers the Cantarito claim which is part of the proposed open-pit La Fortuna deposit and prospective exploration ground southeast. The Cantarito claim covers at least 8% of the tonnes at La Fortuna and the approximate position in the proposed open-pit is shown below.

Newmont and Teck disclosed that NuevaUnión has:

La Fortuna - Reserves (100% basis)(3)

Category	Tonnes (millions)	Copper Grade (%)	Contained Metal (000 t)	Gold Grade (g/t)	Gold (millions of ounces)
Proven	333.6	0.58	1,935	0.55	5.90
Probable	243.2	0.45	1,094	0.38	2.97
Proven+ Probable	576.7	0.53	3,029	0.48	8.87

La Fortuna - Resources (100% basis)(3)(4)(5)

Category	Tonnes (millions)	Copper Grade (%)	Contained Metal (000 t)	Gold Grade (g/t)	Gold (millions of ounces)
Measured	0.4	0.56	2	0.47	0.006
Indicated	52.8	0.67	354	0.85	1.44
Inferred	377.0	0.51	1,923	0.55	6.67

A prefeasibility study was completed in early 2018 which showed production of 224,000 tonnes of copper, 269,000 ounces of gold, and 1,700 tonnes of molybdenum on average over the first 5 years, which incorporates key design changes to improve project economics and respond to input from communities and Indigenous Peoples. A Feasibility Study was commenced in the third quarter of 2018 and as previously guided by Teck to be completed by first quarter of 2020 with a projected 2024 project startup date.

Notes:

(1) La Fortuna was previously known as El Morro under the controlling ownership of Goldcorp and New Gold Inc.

(2) See the Annual Report of Teck filed on SEDAR on March 13, 2019.

(3) See the Annual Information Form of Teck filed on SEDAR and dated February 27, 2019.

(4) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(5) See the Annual Report of Teck filed on SEDAR on March 13, 2019.

In August 2015, Teck and Goldcorp (which was subsequently acquired by Newmont) announced an agreement to combine their respective Relincho and La Fortuna projects into a single a 50/50 joint venture, being Project NuevaUnión. This approach will provide a number of key benefits, including reduced environmental footprint; lower cost and improved capital efficiency; optimized mine plan;enhanced community benefits and greater returns over either standalone project.

QUALIFIED PERSON

The technical information contained in this material change report has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this material change report relating to NuevaUnión is based on information publicly disclosed by the owners or operators of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the NSR. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's NSR interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43- 101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this material change report may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this material change report containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel:  604-696-0741

Item 9 Date of Report

February 27, 2020